EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Stewart Information Services Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-159285, 333-124954, 333-88708) on Form S-8 of Stewart Information Services Corporation of our reports dated February 28, 2014, with respect to the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Stewart Information Services Corporation.

/s/ KPMG LLP

Houston, Texas

February 28, 2014